[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

November 9, 2010

VIA EDGAR AND FASCIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Justin Dobbie, Special Counsel

Tonya Bryan, Attorney-Advisor

Re:	Expedia, Inc.

Registration Statement on Form S-4

Filed September 29, 2010

File No. 333-169654 through 333-169654-13

Dear Mr. Dobbie and Ms. Bryan:

On behalf of our client, Expedia, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in your letter of October 25, 2010 regarding the Company’s Registration Statement on Form S-4 filed on September 29, 2010 (File No. 333-169654 through 333-169654-13) (the “Registration Statement”). In connection with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, the text of the Staff’s comments is set forth in bold followed by the Company’s responses. Terms used herein and otherwise not defined herein have the meanings assigned to such terms in the Registration Statement.

November 9, 2010

Registration Statement on Form S-4

Exhibit 5.1

1.	Please refer to the second full paragraph on the second page of the opinion and revise to specify the dates of the opinions referenced.

Response: We have revised Exhibit 5.1 to the Registration Statement in response to the Staff’s comment. Please see the second full paragraph on the second page of the revised opinion, which has been provided with Amendment No. 1.

Exhibit 5.2

2.	Please refer to the second page of the opinion and delete the sentence that begins with “[w]e have not conducted any special review....” Counsel may limit its opinion to the appropriate state law, but the above referenced limitation is inappropriate.

Response: We have revised Exhibit 5.2 to the Registration Statement in response to the Staff’s comment. Please see the second page of the revised opinion, which has been provided with Amendment No. 1.

Exhibit 5.3

3.	Please refer to page 3 of the opinion and delete the sentence that begins with “[o]our opinions herein are based upon....” Counsel may limit its opinion to the appropriate state law, but the above referenced limitation is inappropriate.

Response: We have revised Exhibit 5.3 to the Registration Statement in response to the Staff’s comment. Please see the third page of the revised opinion, which has been provided with Amendment No. 1.

Exhibit 5.5

4.	Please confirm that counsel will refile the opinion as of the date of effectiveness or remove the reference to “the date hereof” from the last paragraph of the opinion.

Response: We will refile the opinion as of the date of effectiveness. In addition, we supplementally advise the Staff that we will refile each of Exhibits 5.1 through 5.6 as of the date of effectiveness.

*****

November 9, 2010

Should you require further clarification of the matters discussed in this letter or in Amendment No. 1, please contact me or Kathryn Gettles-Atwa at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Ante Vucic
Ante Vucic

cc:	Burke F. Norton

Executive Vice President, General Counsel and Secretary, Expedia, Inc.